UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 502nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 6, 2025

1. DATE, TIME AND VENUE:  On October 6, 2025, at 10:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and Technical and Advisory Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all members of the Board of Directors, who subscribe these minutes, pursuant to Article 15, paragraph 2, of the Company’s Regulations, establishing, therefore, quorum according to the Company’s Bylaws for instating the meeting The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: The members of the Board of Directors considered a proposal for a transaction involving the contribution of all shares issued by VivaE Educação Digital S.A. (“VivaE”) held by the Company to the Vivo Ventures Fundo de Investimento em Participações Multiestratégia Investimento no Exterior – Responsabilidade Limitada fund (“Vivo Ventures”), as a means of paying in part of the quotas already subscribed by the Company in said fund, representing, therefore, a contribution of R$17,375,359.36, according to an independent valuation by a specialized firm (“Transaction”). Vivo Ventures is a private equity investment fund in which the Company is the majority quota holder and Telefónica Open Innovation, S.L. is the minority quota holder.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 502nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 6, 2025

In this regard, the members of the Company’s Board of Directors present at the meeting unanimously approved the Transaction, with no reservations.

Finally, the Board of Directors authorized the Company’s Officers to take all necessary measures to implement the Transaction, including, but not limited to, signing the VivaE Share Transfer Book, the minutes of the Vivo Ventures Quota Holders’ Meeting, as well as any other documents required for the implementation of the Transaction.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, October 6, 2025. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.”

I hereby certify that these minutes are a faithful copy of the minutes of the 502nd Meeting of the Board of Directors of Telefônica Brasil S.A., held on October 6, 2025, drawn up in the Company’s book. This is a free English translation.

______________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 6, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director